# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Virtu Financial, Inc., CIK 0001592386
CUSIP: 928254101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1633 BROADWAY, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 02/18/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001573283

## Reporting persons
- Douglas A. Cifu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,185,499; shared voting power 4,093,301; sole dispositive power 1,185,499; shared dispositive power 4,093,301; aggregate amount beneficially owned 5,278,800 (5.96% of the class)
  Comment: The Reporting Person may be deemed to beneficially own: (i) the 2,830,742 shares of Class A common stock, par value $0.00001 per share (the "Class A common stock") of Virtu Financial, Inc. (the "Issuer") issuable to DAC Investment LLC at any time upon the exchange of 2,830,742 non-voting common interest units of Virtu Financial LLC (the "Virtu Financial Units") acquired prior to the completion of the Issuer's initial public offering on April 21, 2015 (the "IPO"), and an equal number of shares of Class C common stock, par value $0.00001 per share, of the Issuer held by DAC Investments LLC by virtue of the Reporting Person's ownership of the entity with his spouse; (ii) the 819,804 shares of Class A common stock issuable to the Cifu Family 2011 Trust at any time upon the exchange of the 819,804 Virtu Financial Units acquired prior to the completion of the IPO and an equal number of shares of Class C common stock held by the Cifu Family 2011 Trust, by virtue of the Reporting Person's relationship with his spouse, who shares dispositive control and voting control; (iii) the 442,755 shares of Class A common stock owned by the Cifu Family 2020 Trust, by virtue of the Reporting Person's relationship with his spouse, who holds dispositive and voting control, (iv) 701,187 shares of Class A common stock owned by the Reporting Person, and (v) 484,312 shares of Class A common stock underlying an equal number of vested deferred stock units held by the Reporting Person. Based on (i) 84,976,325 shares of Class A common stock that were issued and outstanding as of December 31, 2024 as reported in the Annual Report on Form 10-K of the Issuer for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on February 21, 2025 (the "2024 Annual Report"), and (ii) 3,650,546 shares of Class A common stock issuable to the Reporting Person upon the exchange of the 3,650,546 Virtu Financial Units and an equal number of shares of Class C common stock held by the Reporting Person.
- DAC Investment LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,830,742; sole dispositive power 0; shared dispositive power 2,830,742; aggregate amount beneficially owned 2,830,742 (3.22% of the class)
  Comment: Represents 2,830,742 shares of Class A common stock issuable to the Reporting Person at any time upon the exchange of the 2,830,742 Virtu Financial Units acquired prior to the completion of the IPO, and an equal number of shares of Class C common stock held by the Reporting Person. Based on (i) 84,976,325 shares of Class A common stock that were issued and outstanding as of December 31, 2024 as reported in the 2024 Annual Report, and (ii) 2,830,742 shares of Class A common stock issuable to the Reporting Person upon the exchange of the 2,830,742 Virtu Financial Units and an equal number of shares of Class C common stock held by the Reporting Person.
- Cifu Family 2011 Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 819,804; sole dispositive power 0; shared dispositive power 819,804; aggregate amount beneficially owned 819,804 (0.96% of the class)
  Comment: Represents 819,804 shares of Class A common stock issuable to the Reporting Person at any time upon the exchange of the 819,804 Virtu Financial Units and an equal number of shares of Class C common stock acquired by the Reporting Person prior to the completion of the IPO. Based on (i) 84,976,325 shares of Class A common stock that were issued and outstanding as of December 31, 2024 as reported in the 2024 Annual Report, and (ii) 819,804 shares of Class A common stock issuable to the Reporting Person upon the exchange of the 819,804 Virtu Financial Units and an equal number of shares of Class C common stock held by the Reporting Person.
- Cifu Family 2020 Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 442,755; sole dispositive power 0; shared dispositive power 442,755; aggregate amount beneficially owned 442,755 (0.52% of the class)
  Comment: Based on 84,976,325 shares of Class A common stock that were issued and outstanding as of December 31, 2024 as reported in the 2024 Annual Report.

## Item 1. Issuer
Name of issuer: Virtu Financial, Inc.
Address of issuer's principal executive offices: 1633 BROADWAY, NEW YORK, NY, 10019

## Item 2. Person Filing
Name of person filing:
This statement is being filed on behalf of each of the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

(1) Douglas A. Cifu, a U.S. citizen
(2) DAC Investment LLC, a Delaware limited liability company
(3) Cifu Family 2011 Trust
(4) Cifu Family 2020 Trust
Address of principal business office or, if none, residence:
c/o Virtu Financial, Inc.
3835 PGA Blvd, 6th Floor
Palm Beach Gardens, Florida 33410
Citizenship: See Row 4 of each Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The response of the Reporting Persons to Row 9 in each of their respective cover pages to this Section 13G is incorporated herein by reference.
Percent of class: The response of the Reporting Persons to Row 11 in each of their respective cover pages to this Section 13G is incorporated herein by reference.
Sole power to vote or to direct the vote:
The response of the Reporting Persons to Row 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Section 13G are incorporated herein by reference.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owners of any securities covered by this Schedule 13G except to the extent of such persons' pecuniary interest in the shares of Class A common stock reported herein, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row 7 of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row 8 of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement, dated as of February 28, 2025.

Exhibit 99.2: Power of Attorney, dated as of February 28, 2025.

## Signatures
- Douglas A. Cifu: /s/ Douglas A. Cifu, Douglas A. Cifu (02/28/2025)
- DAC Investment LLC: /s/ Douglas A. Cifu, Authorized Person (02/28/2025)
- Cifu Family 2011 Trust: /s/ Douglas A. Cifu, Authorized Person (02/28/2025)
- Cifu Family 2020 Trust: /s/ Douglas A. Cifu, Authorized Person (02/28/2025)